Exhibit 10.10

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into as of June 12, 2020, by and between Maria Koehler (the “Executive”) and Repare Therapeutics USA Inc. (the “Company”).

WHEREAS, the Company and the Executive wish to enter into this Agreement to set forth the terms and conditions of the Executive’s continued employment with the Company effective and conditional on the pricing date of the initial public offering of the common shares of Repare Therapeutics Inc. (“Repare”) (the “Effective Date”).

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1.    Term. The Executive’s employment hereunder will commence on the Effective Date and will continue for an indefinite term until terminated pursuant to Section 5. The period during which the Executive is employed by the Company hereunder is referred to as the “Term”. The Company recognizes that the Executive’s employment with the Company commenced on May 1, 2019.

2.    Position and Duties.

2.1    Position. During the Term, the Executive will serve as the Executive Vice President and Chief Medical Officer of Repare, reporting directly to the President and Chief Executive Officer (“CEO”) of Repare. The Executive will have such duties, authority and responsibility as determined from time to time by the CEO of Repare and as are reasonably consistent with the Executive’s position, which duties will include, but not be limited to, those duties set forth in Appendix A hereto.

2.2    Duties. During the Term, the Executive will devote her full business time and attention to the business of the Company, carry out her duties and responsibilities to the best of her ability and use her best efforts to promote the interests of the Company and its affiliates. The Executive may manage her personal financial affairs and may engage in outside business activities provided that prior approval has been given by the Company’s CEO or, in the case of serving on outside boards, by the written approval of the Board of Directors of Repare (the “Board”) (which approvals, in either case, shall not be unreasonably withheld or delayed) for such activities and provided that such other specific activities, collectively, do not conflict with the Business or materially interfere with the performance of the Executive’s duties or obligations hereunder (as determined by the CEO or the Board, as applicable, in his or its reasonable discretion). Notwithstanding the foregoing, however, so long as such activities do not materially interfere with the performance of her duties hereunder or her obligations to the Company, the Executive may, consistent with Company policies, participate in any governmental, educational, professional, charitable or other community affairs during the Term. The CEO has approved the Executive’s service on the board of directors of Celyad.

3.    Place of Performance. The principal place of Executive’s employment will be at the Company’s offices in Cambridge, Massachusetts. The Executive acknowledges that the position involves reasonable travel on Company business, it being understood that the Executive’s work may be conducted remotely (if appropriate) and that travel will be limited while the COVID-19 pandemic persists. Further, the Company agrees that the Executive may commence and conclude business trips to/from her place of residence in the Philadelphia metropolitan area.

4.    Compensation.

4.1    Base Salary. The Company will pay the Executive an annual rate of base salary of $415,000 in accordance with the Company’s normal payroll practices. The Executive’s base salary will be reviewed annually by the Compensation Committee of the Board (the “Compensation Committee”) and the Compensation Committee may, but will not be required to, increase (but may not decrease) the base salary during the Term. The Executive’s base salary, as in effect from time to time, is referred to as “Base Salary”.

4.2    Annual Bonus. For each calendar year of the Term, the Executive will have a target bonus opportunity equal to 40% of the Base Salary (the “Target Bonus”). The Executive’s actual annual bonus (the “Annual Bonus”) may be greater or less than the Target Bonus. The Annual Bonus will be based on achievement of one or more Company and/or individual performance goals established by the Compensation Committee in its discretion and actual payout of the Annual Bonus will be determined by the Compensation Committee in its discretion based on achievement of the applicable performance goals for the relevant year. Except as otherwise provided in this Agreement, to qualify for the Annual Bonus in respect of any calendar year, the Executive must remain continuously employed with the Company through February 15th of the following calendar year. Any Annual Bonus payment will be paid by March 15th of the calendar year next following the year to which it relates. The Annual Bonus for the 2020 calendar year will be determined based on the Executive’s target bonus opportunity and base salary in effect for the portion of the year prior to the Effective Date and the Executive’s Target Bonus and Base Salary in effect for the portion of the year on and after the Effective Date.

4.3    Stock Options. On the Effective Date, Repare will grant to the Executive stock options pursuant to the Repare Therapeutics Inc. 2020 Equity Incentive Plan (“EIP”) to acquire 41,240 common shares of Repare at the IPO price. The terms and conditions of the Executive’s stock options will be set forth in an option agreement to be entered into between the Executive and the Company and governed by the EIP (the EIP and any option agreement, collectively, the “Equity Documents”).

4.4    Employee Benefits.

(a)    During the Term, the Executive and her eligible dependents shall be entitled to participate in the Company’s health and dental insurance plan (“HIP”) in accordance with the terms of the HIP as in effect from time to time. The Company will cover 100% of the premiums for the Executive and her eligible dependents under the HIP. In the event that the Executive’s or her eligible dependents’ doctors or health care providers are out-of-network under the Company’s HIP for any state in which the Executive or her eligible dependents are domiciled, then the Company will reimburse the Executive for all sums billed by such out-of-network doctors or health care providers to the extent such costs are over and above what such services would have cost if they were in-network.

(b)    During the Term, subject to the terms and conditions of any applicable plans, including any applicable eligibility requirements, the Executive and, if permitted by the applicable plan her eligible dependents, may be entitled to participate in the employee benefit plans, policies and arrangements (the “Employee Plans”) that are from time to time applicable to all other Company employees that are similarly-situated, provided that participation in such Employee Plans does not result in a duplication of benefits provided to the Executive pursuant to this Agreement.

(c)    The Company reserves the right to amend the HIP and/or any Employee Plan at any time or for any reason, subject to the terms of such plans and applicable law.

4.5    Vacation. During the Term, the Executive will be entitled to four (4) weeks of paid vacation per calendar year (pro-rated for partial years) in accordance with the Company’s vacation policy as in effect from time to time, including as to usage, carryover and payment for unused vacation.

4.6    Business Expenses and Relocation Expenses. The Executive will be entitled to reimbursement for all reasonable and normal direct and out-of-pocket business expenses incurred by the Executive in connection with the performance of her duties hereunder, including without limitation, business travel expenses (including (i) airline lounge membership and (ii) business class travel for flights in excess of four hours long), professional licensing and membership fees as reasonably approved by the CEO, and expenses relating to a cellular data plan for a mobile phone and hotspot, providing both domestic and international coverage, upon the Executive’s presentation of valid receipts, expense statements or other supporting documentation for such expenses as the Company may reasonably require. The Company will reimburse the Executive for all reasonable and necessary costs incurred in connection with any cross-border tax filings that may be required, as well as the cost of joining the NEXUS program and any other visa or related issues with respect to the Executive’s employment with the Company. To the extent the Executive is subject to additional taxes in respect of services performed in Canada (whenever such services were performed on the Company’s behalf), the Company will reimburse the Executive for such additional taxes with an appropriate gross up calculation such that the Executive pays no more income taxes in respect of compensation from the Company than she would have paid had the services solely been performed in the United States.

4.7    Indemnification. The Executive will be covered by the Company’s directors’ and officers’ liability insurance coverage as in effect from time to time (which shall include reasonable, market terms, including tail coverage) and the Indemnification Agreement that the Company is providing to Executive in connection herewith.

4.8    Commuting Expenses. During the Term, the Executive will be entitled to reimbursement of up to $1,600 per month to cover commuting expenses (but not meals and ordinary living expenses) in connection with travelling to and from Cambridge, Massachusetts and the Executive’s residence. Appropriate supporting documentation (i.e., itemized receipts) of the commuting expenses must be submitted within 45 days after the end of the calendar quarter in which such expenses were incurred and shall be paid by the Company within 30 days. The Company will determine in its reasonable judgment what, if any, of such reimbursed commuting expenses are for non-deductible expenses in accordance with applicable law and comply with associated withholding and tax reporting obligations.

5.    Termination of Employment. The Term and the Executive’s employment hereunder is “at-will” and may be terminated by either the Company or the Executive at any time and for any reason or no reason. Upon such termination, the Executive will be entitled to the compensation and benefits described in this Section 5 and will have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1    For Cause. The Executive’s employment hereunder may be terminated by the Company for Cause. In the event of such termination, the Executive will be entitled to receive:

(a)    any accrued but unpaid Base Salary and accrued but unused vacation in accordance with Company policy, which will be paid on the pay date immediately following the Termination Date (as defined below);

(b)    reimbursement for unreimbursed business expenses properly incurred by the Executive, which will be paid in accordance with the Company’s expense reimbursement policy; and

(c)    all other vested payments, benefits or fringe benefits to which the Executive may be entitled under the terms of any applicable compensation arrangement or benefit or fringe benefit plan or program or grant as of the Termination Date, if any; provided that, in no event will the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein (Items 5.1(a) through 5.1(c) are referred to herein collectively as the “Accrued Obligations”).

For purposes of this Agreement, “Cause” means:

(i)	the Executive’s willful and repeated failure to perform her material duties without lawful justification (other than any such failure resulting from incapacity due to physical or mental illness);

(ii)	the Executive’s willful and repeated failure to comply with any valid, material and legal directive of the Board;

(iii)	the Executive’s engagement in dishonesty, illegal conduct or misconduct, which is, in each case, materially injurious to the Company or its affiliates;

(iv)

the Executive’s embezzlement, misappropriation or fraud, whether or not related to the Executive’s employment with the Company, other than the occasional, customary and de minimis use of Company property for personal purposes;

(v)	the Executive’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or that involves moral turpitude;

(vi)	the Executive’s willful violation of a material written employment policy of the Company which is materially injurious to the Company or its affiliates; or

(vii)	the Executive’s material breach of any material obligation under this Agreement or any other written agreement referenced herein.

Termination of the Executive’s employment shall not be deemed to be for Cause unless the Company delivers to the Executive written notice that an event constituting Cause has occurred and such notice specifies the details of such event. Except for a failure, breach or refusal which, by its nature, cannot reasonably be expected to be cured, the Executive will have 30 days from her receipt of such written notice from the Company within which to cure any acts constituting Cause. The events set forth in clauses (i), (ii), (vi) and (vii) are presumed to be curable.

5.2    Resignation by Executive. The Executive’s employment hereunder may be terminated upon the Executive providing a notice of resignation with at least 30 days’ written notice. In the event of any such termination, the Executive will be entitled to receive the Accrued Obligations.

5.3    Termination Without Cause. The Term and the Executive’s employment hereunder may be terminated by the Company without Cause at any time. In the event of any such termination, the Executive will be entitled to receive the Accrued Obligations and any earned but unpaid Annual Bonus for the year immediately preceding the year in which the Executive’s employment terminates, and subject to the Executive’s compliance with Section 7, Section 8, Section 9 and Section 10 and her execution of a release of claims in favor of Repare, the Company, its affiliates and their respective officers and board members in a form acceptable to the Company (the “Release”) and such Release becoming effective and irrevocable within 60 days following the Termination Date, the Executive will be entitled to receive:

(a)    an amount equal to 7 months’ of the Executive’s Base Salary in effect on the Termination Date, payable in equal monthly installments over 7 months, the first of which will commence on the first payroll period following the date the Release becomes effective and irrevocable, and the initial payment shall include a catch-up payment to cover amounts retroactive to the date immediately following the Termination Date, provided that if the 60-day period spans two calendar years, the payments will commence in the second calendar year,

(b)    provided the Executive or the Executive’s covered dependents, as the case may be, timely elects COBRA continuation coverage under the HIP, the portion of the COBRA premiums which is equal to the cost of coverage that the Company was paying as of the Termination Date, to continue Executive’s (and Executive’s covered dependents, as applicable) health and dental insurance coverage in effect on the Termination Date until the earlier of (i) 7 months following the Termination Date and (ii) the date the Executive ceases to be eligible for COBRA continuation coverage for any reason. Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA premiums on the Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying COBRA premiums pursuant to this Section 5.3(b), the Company shall pay the Executive on the last day of each remaining month of such 7 month period, a fully taxable cash payment equal to the COBRA premium for such month, subject to applicable tax withholding, for the remainder of the 7 month period, and

(c)    Notwithstanding anything to the contrary in any applicable option agreement, all stock options that are subject to a time-based vesting schedule that are held by the Executive which would have vested if the Executive had remained employed for an additional 6 months following the Termination Date shall vest and become exercisable effective as of the Termination Date and shall remain exercisable until the earlier of (i) the expiration of the term of such stock options and (ii) and 9 months following the Termination Date (provided that for any stock options that are “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), the period during which the stock options may be exercised will not be extended beyond the period set forth in the applicable option agreement) ((a) to (c) collectively, the “Severance Benefits”).

5.4    Termination for Good Reason. The Term and the Executive’s employment hereunder may be terminated by the Executive for Good Reason at any time. In the event of any such termination, the Executive will be entitled to receive the Accrued Obligations and any earned but unpaid Annual Bonus for the year immediately preceding the year in which the Executive’s employment terminates, and subject to the Executive’s compliance with Section 7, Section 8, Section 9 and Section 10 and her execution of a Release and such Release becoming effective and irrevocable within 60 days following the Termination Date, the Executive will be entitled to receive the Severance Benefits (payable in accordance with Section 5.3 above).

For purposes of this Agreement, “Good Reason” means the Executive’s resignation following the occurrence of one of the following events without Executive’s consent:

(i)	a material adverse change in the nature or scope of the Executive’s responsibilities, authorities, powers, functions or duties;

(ii)	a material reduction (i.e., 5% or more) in Executive’s Base Salary (other than, prior to a Change in Control, a general reduction in Base Salary that is approved by the Board in connection with the Company’s financial distress and that affects all similarly situated executives in substantially the same proportion) or the amount of the Executive’s Target Bonus opportunity;

(iii)	the Company requires Executive to relocate to a location outside of a 25 mile radius from the Company’s Cambridge office; or

(iv)	any action or inaction that constitutes a material breach by the Company of this Agreement;

provided, that in each case (a) written notice of Executive’s resignation for Good Reason must be delivered to the Company within 90 days after the initial occurrence of any such event, (b) the Company and/or its affiliates must have thirty (30) days to adequately cure such event, and (c) Executive must tender her resignation within 30 days after the Company’s failure to cure such event, in order for Executive’s resignation with Good Reason to be effective hereunder.

5.5    Death. The Executive’s employment hereunder will terminate automatically upon the Executive’s death during the Term. In the event of such termination, the Executive or the Executive’s estate or beneficiaries, as the case may be, will be entitled to receive the Accrued Obligations, the benefits set forth in Section 5.3(b), and all stock options that are subject to a time-based vesting schedule that are held by the Executive which would have vested if the Executive had remained employed for an additional 12 months following the Termination Date shall vest and become exercisable effective as of the Termination Date and shall remain exercisable until the earlier of (i) the expiration of the term of such stock options and (ii) 12 months following the Termination Date (provided that for any stock options that are “incentive stock options” within the meaning of Section 422 of the Code, the period during which the stock options may be exercised will not be extended beyond the period set forth in the applicable option agreement).

5.6    Disability. If the Executive’s employment is terminated during the Term on account of the Executive’s Disability, the Executive will be entitled to receive the Accrued Obligations, the benefits set forth in Section 5.3(b), and all stock options that are subject to a time-based vesting schedule that are held by the Executive which would have vested if the Executive had remained employed for an additional 12 months following the Termination Date shall vest and become exercisable effective as of the Termination Date and shall remain exercisable until the earlier of (i) the expiration of the term of such stock options and (ii) 12 months following the Termination Date (provided that for any stock options that are “incentive stock options” within the meaning of Section 422 of the Code, the period during which the stock options may be exercised will not be extended beyond the period set forth in the applicable option agreement).

For purposes of this Agreement, “Disability” means the Executive is entitled to receive long-term disability benefits under the Company’s long-term disability plan, or if there is no such plan, the Executive’s inability, due to physical or mental incapacity, to substantially perform her duties and responsibilities under this Agreement for 180 days out of any 365 day period or 120 consecutive days. Any question as to the existence of the Executive’s Disability as to which the Executive and the Company cannot agree will be determined in writing by a qualified independent physician mutually acceptable to the Executive and the Company. The determination of Disability made in writing to the Company and the Executive will be final and conclusive for all purposes of this Agreement. Nothing in this Section 5.6 shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

5.7    Change in Control Termination. Notwithstanding any other provision contained herein, if the Executive’s employment hereunder is terminated by the Executive for Good Reason or by the Company

without Cause (other than on account of the Executive’s death or Disability), in each case within 90 days prior to or within 12 months following a Change in Control, the Executive shall be entitled to receive the Accrued Obligations and any earned but unpaid Annual Bonus for the year immediately preceding the year in which the Executive’s employment terminates, and subject to the Executive’s compliance with Section 7, Section 8, Section 9 and Section 10 and her execution of a Release and such Release becoming effective and irrevocable within 60 days following the Termination Date, the Executive will be entitled to receive:

(a)    an amount equal to the sum of (i) the Executive’s Base Salary in effect on the Termination Date and (ii) the higher of the Executive’s Target Bonus in effect for the year in which the Termination Date occurs or the Executive’s Annual Bonus received for the preceding calendar year, payable in a lump sum on the first payroll period following the date the Release becomes effective and irrevocable, provided that if the 60 days period spans two calendar years, the payment will be made in the second calendar year,

(b)    provided the Executive or the Executive’s covered dependents, as the case may be, timely elects COBRA continuation coverage under the HIP, the portion of the COBRA premiums which is equal to the cost of coverage that the Company was paying as of the Termination Date, to continue Executive’s (and Executive’s covered dependents, as applicable) health and dental insurance coverage in effect on the Termination Date until the earlier of (i) 12 months following the Termination Date and (ii) the date the Executive ceases to be eligible for COBRA continuation coverage for any reason. Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA premiums on the Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying COBRA premiums pursuant to this Section 5.7(b), the Company shall pay the Executive on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premium for such month, subject to applicable tax withholding, for the remainder of the 12 month period, and

(c)    Notwithstanding anything to the contrary in any applicable option agreement, all stock options that are subject to a time-based vesting schedule that are held by the Executive shall vest and become exercisable effective as of the Termination Date and shall remain exercisable until the earlier of (i) the expiration of the term of such stock options and (ii) 9 months following the Termination Date (provided that for any stock options that are “incentive stock options” within the meaning of Section 422 of the Code, the period during which the stock options may be exercised will not be extended beyond the period set forth in the applicable option agreement).

For purposes of this Agreement, “Change in Control” has the meaning ascribed to such term in the EIP.

5.8    Notice of Termination. Any termination of the Executive’s employment hereunder by the Company or by the Executive during the Term (other than termination pursuant to Section 5.5 on account of the Executive’s death) will be communicated by written notice of termination (“Notice of Termination”) to the other party hereto in accordance with Section 23. The Notice of Termination will specify (i) the termination provision of this Agreement relied upon, (ii) to the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated, and (iii) the applicable Termination Date, which will take into account any cure period required under Sections 5.1 or 5.4.

5.9    Termination Date. The Executive’s “Termination Date” will be:

(a)    if the Executive’s employment hereunder terminates on account of the Executive’s death, the date of the Executive’s death;

(b)    if the Executive’s employment hereunder is terminated on account of the Executive’s Disability, the date that it is determined that the Executive has a Disability;

(c)    if the Company terminates the Executive’s employment hereunder with or without Cause, the date specified in the Notice of Termination; and

(d)    if the Executive terminates her employment hereunder for any reason, the date specified in the Executive’s Notice of Termination, which will be no less than 30 days following the date on which the Notice of Termination is delivered; provided that, the Company reserves the right to waive all or any part of the 30 -day notice period giving written notice to the Executive of such waiver and payment in lieu of such notice (including paying to Executive any amounts that would have accrued during such 30-day notice period), and for all purposes of this Agreement, upon such waiver, the Executive’s Termination Date will be determined by reference to any such waiver and shall not be deemed to be a termination by the Company hereunder.

5.10    Resignation of All Other Positions. Upon termination of the Executive’s employment hereunder for any reason, the Executive will be deemed to have resigned from all positions that the Executive holds as an officer or member of the board (or a committee thereof) of Repare, the Company or any of its or their affiliates and as a fiduciary or trustee of any benefit plans sponsored or maintained by the Company or any of its affiliates.

6.    Cooperation. The parties agree that certain matters in which the Executive will be involved during the Term may necessitate the Executive’s cooperation in the future. Accordingly, following the termination of the Executive’s employment for any reason, to the extent reasonably requested by the Board, the Executive will, upon reasonable advance notice, cooperate with the Company in connection with matters arising out of the Executive’s service to the Company, including, without limitation, any litigation matters; provided that, the Company will make reasonable efforts to minimize disruption of the Executive’s other activities. The Company will reimburse the Executive for reasonable expenses incurred in connection with such cooperation, including travel expenses and reasonable legal expenses, and will compensate the Executive at an hourly rate for all time spent on such matters based on the Executive’s Base Salary on the Termination Date.

7.    Confidential Information. The Executive acknowledges that the Company continually develops Confidential Information, that the Executive may develop Confidential Information for the Company and that the Executive may learn of Confidential Information during the course of her employment. The Executive will comply with the policies and procedures of the Company for protecting Confidential Information and will not disclose to any person (except as required by applicable law or for the proper performance of her duties and responsibilities to the Company), or use for her own benefit or gain, any Confidential Information obtained by the Executive incident to her employment or other association with the Company. The Executive understands that this restriction will continue to apply after her employment terminates, regardless of the reason for such termination.

For purposes of this Agreement, “Confidential Information” means all confidential or proprietary information, intellectual property (including trade secrets) and confidential facts relating to or used or proposed to be used in the business, affairs or property of the Company and its affiliates, including, without limitation (i) all information which is confidential based upon its nature or the circumstances surrounding its disclosure, and (ii) any confidential information relating to the Company’s and its affiliates’ business policies, processes and templates, strategies, operations, finances, plans or opportunities, in each case, which was acquired by the Executive during Executive’s employment with the Company (or during any negotiations in anticipation of such employment). The Executive understands that the above list is not exhaustive, and that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used. Confidential Information will not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive’s behalf.

Notice of Immunity Under the Economic Espionage Act of 1996, as amended by the Defend Trade Secrets Act of 2016. Notwithstanding any other provision of this Agreement:

(i)	The Executive will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that:

(A)

is made (1) in confidence to an authorized federal, state, or local government official, either directly or indirectly, or to an attorney, and (2) solely for the purpose of reporting or investigating a suspected violation of law; or

(B)	is made in a complaint or other document filed under seal in a lawsuit or other proceeding.

(ii)

If the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the Company’s trade secrets to the Executive’s attorney and use the trade secret information in the court proceeding if the Executive:

(A)	files any document containing trade secrets under seal; and

(B)	does not disclose trade secrets, except pursuant to court order.

Further, nothing in this Agreement will limit the Executive’s right to discuss her employment with, or report possible violations of law or regulation to, federal or state government agencies to the extent that such disclosure is protected under the applicable provisions of law or regulation, including but not limited to “whistleblower” statutes or other similar provisions that protect such disclosure. Similarly, nothing herein shall restrict the Executive’s right to discuss the terms and conditions of her employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act.

8.    Non-solicitation. The Executive agrees that, during the Term and for a period of 12 months after the Termination Date, she will not, and will not assist, directly or indirectly any other person to knowingly (i) solicit or induce in any capacity any employee of the Company or any of its affiliates or solicit or seek to persuade any employee of the Company or any of its affiliates to discontinue such employment, or (ii) call on, solicit, induce, influence or encourage any independent contractor providing services to the Company or any of its affiliates to terminate or diminish its relationship with them. Notwithstanding the foregoing, it shall not be a violation of this Section 8 to post a general advertisement for employees or other service providers not targeted at Company employees nor by serving as a reference for an employee with regard to an entity with which the Executive is not affiliated).

The Executive further agrees that, during the Term and for a period of 12 months after the Termination Date, she will not, and will not assist, directly or indirectly any other person to (i) canvass or solicit the business of, or procure or assist the canvassing or soliciting of the business of, any Customer (as defined below) or Supplier (as defined below) for any purpose which is in competition, in whole or in part, with the Business (as defined below); (ii) accept, or procure or assist the acceptance of, any business from any Customer, for any purpose which is in competition, in whole or in part, with the Business, in all or part of the Territory (as defined below); (iii) supply, or procure or assist the supply of, any goods or services to any Customer, for any purpose which is in competition, in whole or in part, with the Business, in all or part of the Territory; or (iv) interfere or attempt to interfere with the Business by persuading or attempt to persuade any Customer or Supplier to discontinue or alter in an adverse manner such Person’s (as defined below) relationship with the Business.

9.    Non-competition. The Executive agrees that, during the Term and for a period of twelve (12) months following the Executive’s voluntary resignation or an involuntary termination by the Company for Just Cause (as defined below), she will not, without the prior written consent of the Board, directly or indirectly, (i) for herself, or (ii) as a consultant, independent contractor, manager, supervisor, employee, stockholder, investor, officer, director or owner of, or lender to, a Competing Business (as defined below), engage in any Competing Business in which she provides services which are the same or substantially similar to the duties she performs as an employee of the Company in all or part of the Territory; provided, however, that the foregoing covenant will not be deemed to prohibit the Executive from acquiring, solely as an investment and through market purchases, publicly-traded securities of any corporation so long as the Executive does not own 3% or more of the same class of securities of such corporation; provided further that the foregoing covenant shall not prohibit the Executive from working for an organization that has a division or unit that engages in the Business as long as Executive is not providing services to such division or unit.

The Company may elect to enforce the provisions of this Section 9 or waive them at its sole discretion. If the Company elects to enforce the provisions of this Section 9, such election may be accomplished by the Company providing the Executive with written notice of its election to enforce: (A) on or before the last day of the Executive’s employment with the Company pursuant to an involuntary termination by the Company for Just Cause, or (B) within 2 weeks after the Company’s receipt of written notice from the Executive of her resignation from employment. If the Company elects to enforce the provisions of this Section 9, such election may be accomplished by the Company providing the Executive with written notice of its election to enforce: (A) on or before the last day of the Executive’s employment with the Company pursuant to an involuntary termination by the Company for Just Cause, or (B) within 2 weeks after the Company’s receipt of written notice from the Executive of his resignation from employment. If the Company elects to enforce the provisions of this Section 9 then the Executive shall receive the greater of (x) continuing salary payments for one year following the Termination Date at a rate equal to no less than 50% of the highest annualized base salary paid to the Executive by the Company within the two years prior to the Executive’s Termination Date (“Garden Leave Payments”), and (y) accelerated vesting of all of the Executive’s stock options that are subject to a time-based vesting schedule which would have vested if the Executive had remained employed for an additional 12 months following the Termination Date, which, for such purposes, the value shall be determined as (1) (x) the number of shares underlying the stock options eligible to vest during such period multiplied by (y) the volume weighted average trading price of Repare’s common shares over the 30 trading days prior to the Termination Date minus (2) the aggregate exercise price for such stock options which are eligible to vest. Notwithstanding anything to the contrary above, the Company may enforce the covenants in this Section 9 without providing the Garden Leave Payments, if applicable, if it determines in good faith that the Executive breached this Section 9 or unlawfully misappropriated the Company’s physical or electronic property. For avoidance of doubt, the Company’s failure to timely elect to enforce the provisions of this Section 9 shall be construed as its waiver of the provisions of this Section 9.

For the sake of clarity, the Company’s determination of whether “Just Cause” exists is limited solely to whether the obligations of this Section 9 are triggered upon termination of the Executive’s employment. The definition of “Just Cause” is inapplicable to whether the Executive is entitled to any payments or benefits under Section 5 (including the Severance Benefits or the benefits set forth in Section 5.7), which shall be determined in accordance with Section 5.

The Executive acknowledges that she received a grant of stock options as set forth in Section 4.3 in exchange for her agreement to the restrictions in Section 9.

For the purposes of this Agreement:

(i)

“Business” means the discovery, research, development and commercialization of oncology treatments for drug targets currently under active discovery, development or commercialization (generally referred to internally as “Programs”, “Pipeline” and “Hopper”) by Repare and the Company, including material external sponsored research agreements;

(ii)	“Competing Business” means any person, concern or entity which is engaged in or conducts a business substantially the same as the Business of the Repare or the Company;

(iii)

“Customer” shall mean any and all Persons, who during the Term or, in the case of termination of the Executive’s employment, in the twenty-four (24) months preceding the Termination Date, has purchased products or services from Repare or the Company in connection with the Business;

(iv)

“Just Cause” means a termination of the Executive’s employment by the Company due to the Company’s reasonable and good faith determination that the Executive has engaged in misconduct or failed to meet the Company’s reasonable performance expectations;

(v)

“Person” shall mean an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning;

(vi)

“Supplier” shall mean any and all Persons, who during the Term or, in the case of termination of the Executive’s employment, in the twenty-four (24) months preceding the Termination Date, has sold products or services from Repare or the Company in connection with the Business;

(vii)	“Territory” means the city of Montreal and the Greater Boston Area.

10.    Non-disparagement. The Executive agrees and covenants that he will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or intentionally disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees or officers. The Company also agrees and covenants that it will use commercially reasonable efforts to cause the officers, directors and spokespersons of the Company to not at any time make, publish or communicate to any person or entity in any public forum any defamatory or intentionally disparaging remarks, comments or statements concerning the Executive. Notwithstanding the foregoing, statements made (i) in the course of sworn testimony in administrative, judicial or arbitral proceedings (including, without limitation, depositions in connection with such proceedings) or (ii) in the normal course of business and in connection with the Executive’s performance of her job duties (such as, for example, providing negative performance feedback to direct reports) shall not be subject to this Section 10.

11.    Acknowledgement.

11.1    The Executive acknowledges and agrees that (i) the services to be rendered by her to the Company are of a special and unique character, (ii) the Executive will obtain knowledge and skill relevant to the Company’s industry, methods of doing business and marketing strategies by virtue of the Executive’s employment, and (iii) the restrictive covenants and other terms and conditions of this Agreement are reasonable and reasonably necessary to protect the legitimate business interest of the Company.

11.2    The Executive acknowledges and agrees that (i) the amount of her compensation reflects, in part, her obligations and the Company’s rights under Section 7, Section 8, Section 9 and Section 10, (ii) that she has no expectation of any additional compensation, royalties or other payment of any kind not otherwise referenced herein in connection herewith, and (iii) that she will not be subject to undue hardship by reason of her full compliance with the terms and conditions of Section 7, Section 8, Section 9 and Section 10 or the Company’s enforcement thereof.

12.    Remedies. In the event of a breach or threatened breach by the Executive of Section 7, Section 8, Section 9 and Section 10, the Executive hereby consents and agrees that the Company will be entitled to seek, in addition to other available remedies, specific performance, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, without the necessity of showing any actual damages or that money damages would not afford an adequate remedy, and without the necessity of posting any bond or other security. Such equitable relief will be in addition to, not in lieu of, legal remedies, monetary damages or other available forms of relief.

13.    Proprietary Rights.

13.1    Work Product. The Executive acknowledges and agrees that all writings, works of authorship, software, inventions, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the Term and relating in any way to the business or contemplated business or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, “Work Product”) will be the sole and exclusive property of the Company. For purposes of this Agreement, Work Product includes, but is not limited to, Company information, including plans, publications, strategies, agreements, documents, contracts, terms of agreements, negotiations, manuals, reports, market studies, formulae, notes, communications, marketing information, advertising information and sales information.

13.2    Assignment of Rights. The Executive will promptly and fully disclose all Work Products to the Company. The Executive hereby assigns and agrees to assign to the Company (or as otherwise directed by the Company) the Executive’s full right, title and interest in and to all Work Products. The Executive agrees to execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts (including without limitation the execution and delivery of instruments of further assurance or confirmation) requested by the Company to assign the Work Products to the Company and to permit the Company to enforce any patents, copyright or other proprietary rights to the Work Products. The Executive will not charge the Company for time spent in complying with these obligations. All copyrightable works that the Executive creates will be considered “work made for hire”. The Executive irrevocably waives to the greatest extent permitted by law, for the benefit of the Company, all the Executive’s moral rights (if any) in the Work Products, including any right to the integrity of any Work Products, any right to be associated with any Work Products and any right to restrict or prevent the modification or use of any Work Products in any way whatsoever.

14.    Return of Property. Upon (i) termination of the Executive’s employment for any reason, or (ii) the Company’s request at any time during the Executive’s employment, the Executive will return to the Company all property belonging to the Company and its predecessors, successors, affiliates or related companies, including all documents in any format whatsoever, including electronic format, that is in her possession or control, and the Executive agrees not to retain any copies of such property in any format whatsoever.

15.    Governing Law: Jurisdiction and Venue. This Agreement, for all purposes, will be construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce or to adjudicate a dispute under this Agreement will be brought only in a state or federal court located in the Commonwealth of Massachusetts, Suffolk County. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

16.    Entire Agreement. Unless specifically provided herein, this Agreement and the Equity Documents contain all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter, including without limitation, the Executive’s employment agreement dated April 30, 2019, provided that previous option award agreements remain in effect. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

17.    Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto will be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor will the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

18.    Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement will be held as unenforceable and thus stricken, such holding will not affect the validity of the remainder of this Agreement, the balance of which will continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by applicable law.

The parties expressly agree that this Agreement as so modified by the court will be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement will be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

19.    Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

20.    Counterparts. This Agreement may be executed in separate counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

21.    Tolling. Should the Executive violate any of the terms of the restrictive covenant obligations articulated herein, the obligation at issue will run from the first date on which the Executive ceases to be in violation of such obligation.

22.    Successors and Assigns. This Agreement is personal to the Executive and will not be assigned by the Executive. Any purported assignment by the Executive will be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement will inure to the benefit of, and be binding upon, the Company and its successors and assigns. The Company hereby reserves the right to assign this Agreement to an affiliate upon written notice to the Executive and the Executive hereby consents to such assignment.

23.    Notice. Notices and all other communications provided for in this Agreement will be in writing and will be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses set forth below (or such other addresses as specified by the parties by like notice):

If to the Company:

Repare Therapeutics Inc.

7210 Frederick-Banting, Suite 100

St. Laurent, QC H4S 2AL

Attn: Lloyd Segal

If to the Executive:

Maria Koehler

[ADDRESS]

24.    Currency. All dollar amounts herein are in US dollars.

25.    Withholding; Section 409A.

25.1    The Company will have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

25.2    The parties intend that any amounts payable under this Agreement comply with, or are exempt from, the provisions of Section 409A of the Code, along with the rules, regulations and guidance promulgated thereunder by the Department of the Treasury or the Internal Revenue Service (collectively, “Section 409A”) and this Agreement shall be interpreted and administered in a manner consistent with that intention. With respect to any amount of expenses eligible for reimbursement or the provision of any in-kind benefits under this Agreement, to the extent such payment or benefit would be considered deferred compensation under Section 409A or is required to be included in Executive’s gross income for federal income tax purposes, such expenses (including, without limitation, expenses associated with in-kind benefits) will be reimbursed by the Company no later than December 31st of the year following the year in which Executive incurs the related expenses. In no event will the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor will Executive’s right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit. Any payments under this Agreement that may be excluded from Section 409A of the Code either as separation pay due to an involuntary separation from service or as a short-term deferral will be excluded from Section 409A of the Code to the maximum extent possible. For purposes of Section 409A of the Code, each installment payment provided under this Agreement will be treated as a separate payment.

25.3    To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A 1(h).

25.4    Notwithstanding any other provision of this Agreement, if any payment or benefit provided to the Executive in connection with the Executive’s separation from service is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and the Company determines that the Executive is a “specified employee” as defined under Section 409A, then such payment or benefit shall not be paid until the first payroll date following the six-month anniversary of the Termination Date or, of earlier on the Executive’s death (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to the Executive in a lump sum on the Specified Employee Payment Date and thereafter, an remaining payments shall be paid without delay in accordance with their original schedule.

25.5    The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A but do not satisfy an exemption from, or the conditions of, Section 409A.

26.    Section 280G.

26.1    If any payment or benefit the Executive would receive from the Company or otherwise in connection with a Change in Control or other similar transaction (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Executive’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for the Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”). Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A of the Code that would not otherwise be subject to taxes pursuant to Section 409A of the Code, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A of the Code as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for the Executive as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A of the Code shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A of the Code.

26.2    Unless the Executive and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control transaction triggering the Payment shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to the Executive and the Company within 15 calendar days after the date on which the Executive’s right to a 280G Payment becomes reasonably likely to occur (if requested at that time by the Executive or the Company) or such other time as requested by the Executive or the Company.

26.3    If the Executive receives a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section 26 and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, the Executive shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section 26) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section 26, the Executive shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

27.    Survival. Upon the termination of this Agreement, the respective rights and obligations of the parties hereto will survive such termination to the extent necessary to carry out the intentions of the parties under this Agreement.

28.    Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HER CHOICE BEFORE SIGNING THIS AGREEMENT.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

REPARE THERAPEUTICS USA INC.

/s/ Lloyd M. Segal

Per: Lloyd M. Segal, President and Chief Executive Officer

I have read the above Agreement and I confirm that I have understood the terms thereof and that I have had sufficient opportunity to obtain independent legal advice. By signing below, I accept the terms set out in the above Agreement.

/s/ Maria Koehler	Date:	June 12, 2020

Maria Koehler

Appendix A

[PROVIDED SEPARATELY]